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                                            Filed by Oplink Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                   Commission File No. 000-31581


                     PROJECT PEARL INVESTOR CONFERENCE CALL
                Moderator: Mark Weinswig, Director of IR, Avanex
                             Tuesday, March 19, 2002
                                   1:00 pm PT


Operator:
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         Ladies and gentlemen, thank you for standing by. Welcome to the
         Avanex/Oplink merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded Tuesday, March 19, 2002.

         Here to discuss the merger are Paul Engle, Avanex's President and Chief Executive Officer and Fred Fromm, Oplink's President and Chief Executive Officer.

         I would now like to turn the conference over to Mark Weinswig, Director of Investor Relations at Avanex. Please go ahead, sir.


[Weinswig]:    Thank you.
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         I would first like to note that this is a joint press conference and conference call. That means we have a live audience in front of us, and another group participating via a conference call.

         Our agenda is for our principal speakers, Mr. Paul Engle and Mr. Fred Fromm, to offer their remarks and then we will open to questions. We will alternate questions from the floor and from those calling in, as appropriate.

         We would like to clearly note that during the course of this conference call, participants from Avanex and from Oplink will make forward-looking statements regarding future events or the future performance of our respective companies and the combined company. We wish to caution you that these statements are just predictions that involve risks and uncertainties, and that actual events or results could differ materially. We discuss a number of the risks of our respective businesses in detail in our SEC reports, including Avanex's Form 10-K Annual Report filed on September 17, 2001 and Oplink's Form 10-K Annual Report filed on September 28, 2001, and our respective subsequent Form 10-Q filings. Any forward-looking statements must be considered in the context of these risks and uncertainties and the merger related risks set out in our press release.

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         Now let me turn the meeting over to Paul Engle, President and CEO of
         Avanex.

[Paul E]:      Good Afternoon. I would like to thank you for participating
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         today. As you know, this morning Avanex and Oplink announced that we have signed a definitive agreement to merge in a combination of two of the leading companies in the optical industry. The transaction is a strategic move by our two respective companies that we believe is in the best interests of our stockholders, customers, employees and suppliers. We expect to close this transaction during the second calendar quarter of this year. Our purpose here is to provide you with additional information regarding the transaction, including the terms of the transaction, the strategic nature of the merger, and our integration philosophy.

         [Terms and Accounting Treatment]

         First I would like to briefly discuss the transaction terms:

         o The transaction will be considered a stock-for-stock merger of equals.

         o Under the terms of the agreement, each outstanding share of Oplink held immediately prior to the effective date will be converted into approximately .405 shares of Avanex common stock. In addition, Avanex will assume outstanding Oplink options which will become exercisable into Avanex common stock. This translates into pro forma ownership in the combined company of approximately 50/50 for Avanex and Oplink stockholders on a fully diluted basis.

         o The transaction will be structured to qualify as a tax-free reorganization.

         o The transaction was unanimously approved by both company's Boards of Directors.

         o The transaction is subject to approval by both Avanex's and Oplink's stockholders, compliance with applicable regulatory requirements, and other customary closing conditions.

         o The combined Company will be named Avanex Corporation and will be headquartered in Fremont, CA.

         o I will serve as President and CEO at the new Company. Joe Liu, current Chairman of Oplink, and I will serve as Co-Chairman of the combined company. Fred Fromm will become a Director of the Company and, will serve as an advisor to the Company during its transition period. Other managerial appointments for the combined company are still under discussion.

         [Strategic Rationale]

         Now, I would like to shift gears and discuss the context and strategic benefits of the combination:

         Over the past 24 months, we have seen a revolutionary change in the optical networking industry, which has prompted us to take this action to strengthen our competitive position in the marketplace. Despite the current problems facing the industry, we remain very confident in the longer term potential for this sector as optical networking becomes the pervasive medium for telecommunications. We believe that there are 3 necessary steps that will facilitate this industry's evolution.

         First, network operating costs must be significantly reduced. Companies like Avanex & Oplink need to design solutions that reduce service provider operating costs by including additional functionality and flexibility that will stimulate carrier spending.

         Second, solutions must be more cost effective. Vertical integration, offshore manufacturing and new designs are all necessary characteristics of a lower cost solution for service providers.

         Third, next generation systems need a shorter time-to-market. System design time needs to be compressed from the historical 2-3 year cycle to 1-2 years. In addition, manufacturing lead times will need to compress to accommodate these shorter design cycles.

         We are already seeing the beginnings of these trends reflected through our discussions with systems manufacturers and carriers. The merger of the two companies will clearly position us to exploit these changes. As a combined company, we will be able to execute more quickly, more cost effectively, and with greater efficiency.

         In this context, there are a number of reasons why the combination of our two companies is compelling. This merger positions the combined company as a leading supplier of next generation optical solutions, combining the core competencies of each company to create a best-of-breed supplier of fiber optics. We will have one of the broadest product portfolios in passive optics, a strong diversified customer base among blue-chip telecom companies, and a robust financial position with approximately $400 million in cash and securities. In addition, the combination allows us to potentially accelerate our return to profitability by reducing our combined cost structure. Our vision is clear; we aim to be the leading supplier of next generation optical subsystems, integrated modules and components.

         On the product front, the combined company will have a full suite of subsystems, modules, and components giving us one of the broadest portfolios of optical solutions. We will have industry-leading products that address DWDM & OADM, amplification, dispersion compensation, and switching and routing applications.

         From a new technology/ platform perspective, the combined company will actively develop next-generation solutions taking advantage of our world-class development team.

         In the end, the combination of our companies brings to the market a very strong combination of advanced technology power coupled to a very broad combination of subsystem, module and component products. The combined company will have a compelling roadmap of next-generation solutions under development that you can expect to hear more of in the future.

         The new company also will have a diversified range of top-tier customers including Agere, Alcatel, Cisco, Fujitsu, Furukawa, Lucent, Nortel, Siemens and WorldCom, among the most recognizable and respected names in telecom. We expect to expand our sales opportunities by leveraging those relationships where either Avanex or Oplink is currently well positioned. In addition, analysis of our current customer programs indicates limited overlap of products, reducing the risks that are associated with supplier consolidation.

         The combination will also provide the new company with a significantly stronger balance sheet. Combined, we will have approximately $400 million in cash and securities enabling the company to continue a very robust R&D program, pursue strategic acquisitions and weather the current market downturn. We expect our stronger financial position to improve our standing in the industry, as customers increasingly view financial strength as an important differentiator among suppliers.

         From a breakeven perspective the combination allows us to reduce our overall cost structure and accelerate our path to profitability through facilities consolidation, manufacturing efficiencies, certain R&D rationalization and other cost reductions. I'll return to a discussion of synergies and cost savings later on.

         Fred and I will now focus in more detail on the individual strengths of both Avanex and Oplink and how we can build upon those strengths.

         Avanex, as many of you know, is a leading provider of next-generation optical solutions to both carriers and systems vendors. We have focused on introducing leading-edge modular solutions that increase network flexibility and system functionality while reducing cost. For example our PowerMux solutions have gained traction in the marketplace as a direct result of their high-performance characteristics and low cost.

         In addition another cornerstone of Avanex's success is the strength of our new technology development team, recognized around the world for its ability to design innovative products and technologies, and our outstanding product development teams that have brought numerous innovations into the commercial market place. For example, we are currently demonstrating two new product families this week at our booth at OFC, the PowerRouter, a wavelength routing product, and the PowerLeveler, a dynamic gain equalizer.

         Another important differentiator for Avanex is our insight into the needs of carriers and systems integrators. We actively demonstrate our expertise at our Photonics Center in Richardson, Texas, which gives our customers and ourselves an advanced test-bed to simulate new network architectures.

         Now let me turn it over to Fred to discuss Oplink's strengths.

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[Fred]:        Thank you Paul and good afternoon. I would like to take a few
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         minutes to share with you some of Oplink's core competencies, including
         Oplink's broad portfolio of passive solutions and low-cost offshore manufacturing capabilities.

         Before I begin, I would like to express how excited I am by the potential created through this combination. Both Paul and I are convinced that the combination of our two companies is in the best interests of our shareholders, customers, employees, and vendors.

                  Oplink currently sells a wide range of passive solutions to a diversified base of over 100 customers. Our products include components and modules for DWDM, amplification and switching and routing applications. We have achieved significant success by focusing on delivering high-performance, low-cost products that increase network capacity and performance. For instance our recently introduced reconfigurable add/drop multiplexer provides our customers with software controlled network flexibility.

                  Oplink's low-cost offshore manufacturing capabilities are well-respected by telecom companies for their high quality and short production times. Cost has become a critical issue for component vendors over the past 24 months as we've moved from a supply-constrained environment to one of low volume with short lead times. Oplink responded early to this trend by moving our manufacturing operations offshore and we are now producing the vast majority of our products at our low cost, offshore operations.

                  In terms of the Avanex/Oplink merger, I believe this combination presents a unique opportunity to create a leader in this industry. With Oplink's low-cost offshore manufacturing, broad product offering and strong customer base, combined with Avanex's strong R&D capabilities and telecommunications expertise, the combined company will be a market leader with a strong customer base for providing optical solutions to systems companies and carriers.

                  {Integration]

                  Now Paul and I will take a few moments to discuss the integration plan, cultural fit, and potential synergies.

                  Our plan is to move production of the combined company's products to our offshore facilities in stages. We will continue to utilize domestic facilities and to migrate certain product lines to our offshore facilities over time in order to realize the cost benefits of these low cost facilities. I believe Oplink's experience in transferring production to our offshore manufacturing locations will facilitate a smooth transition.

                  Before turning you back to Paul, let me briefly describe one of the most important aspects of any merger: the cultural fit. Both Avanex and Oplink share similar entrepreneurial cultures and many close professional and personal connections between our employees. For instance, Avanex's co-founder, Dr. Simon Cao, was an important contributor to the initial success of Oplink. Dr. Cao worked with Oplink's founder Joe Liu before co-founding Avanex. In addition,

         I've had the opportunity to spend a lot of time with Paul and his team over the past few months, and based on that experience, I believe this is a great fit.

                  Now let me turn the call back to Paul.

[Paul E]:      Thank you Fred. I will now take a few moments to discuss the
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         potential benefits from the synergies that are possible through the merger. The three most significant opportunities for realizing synergies, I believe, are through facilities consolidation, R&D reorganization, and other administrative cost reductions.

         We expect to realize significant cost reductions from consolidating facilities around the world. For example, the combined company's headquarters will be located in Fremont, California. By moving certain product lines overseas, we expect to increase utilization of low-cost offshore facilities, further reducing costs.

         In addition, we expect to more efficiently spend our R&D dollars by eliminating redundant projects. For example, we are both now working on next-generation mux/demux products that currently address the same opportunity and customer. By combining efforts we expect to focus on the most promising design approach from Avanex and Oplink, and then re-allocate those freed up resources to other promising opportunities. Our vision is to be the leading developer of next generation optical solutions and technologies.

         I also believe we can realize significant savings in other general and administrative spending categories through this combination. For example, reducing outside consultants, insurance, filing fees etc.

         Based on our preliminary analysis we expect to be able to generate approximately $15 million in net cost savings in the first full year of operating as a combined entity. Naturally, we will be giving more detail on the cost synergies in future conference calls.

         In summary, the combined company will be well positioned on many fronts. With its low cost manufacturing facilities, diversified tier-1 customer base, wide product breadth, world-class R&D capabilities and strong financial position, we expect to be a market leader. Through this combination we are taking the first step towards realizing our vision of being the largest provider of optical solutions.

         Operator, we are now ready for questions.


Operator:      The conference operator will moderate the questions. The cue for
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         Avanex's CEO to conclude will be the operator indicating that there are
         -----------------------------------------------------------------------
         no further questions and that the call is being turned back to him.
         -------------------------------------------------------------------

[Paul E]:      Thank you for participating in this call. Both Fred Fromm and I
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         will be available at our respective booths over the next few days to
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         answer any questions you may have.
         ----------------------------------

         Avanex is in booth 1711 and Oplink is in booth 4321. We will be
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         releasing more details about this combination over the coming quarter.
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         We intend to ensure that everyone - shareholders, customers,
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         employees, suppliers, and industry analysts--understands this
         -------------------------------------------------------------
         transaction and its impact on our near and long term strategy.
         --------------------------------------------------------------

Additional information about the merger and where to find it
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Avanex intends to file a registration statement on Form S-4 in connection with the transaction, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 to be filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's executive officers and directors in the Merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.

Oplink's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Oplink and Avanex in favor of the Merger. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.